EXHIBIT 99.1

Contacts:	Jeffrey T. Cook President and CEO Penford Corporation 425-462-6000 jcook@penx.com	Stephen Davis MWW/Savitt 206-505-8380 sdavis@mww.com

PENFORD CORPORATION ANNOUNCES STRATEGIC RESTRUCTURING;
APPOINTS THOMAS D. MALKOSKI AS CEO
Corp. Headquarters to be Relocated to Denver; Jeffrey T. Cook Remains as Board Member

BELLEVUE, Wash., January 4, 2002 — Penford Corporation (Nasdaq: PENX) announced today that it will strategically restructure business operations to strengthen the Company’s position as a market leader in delivering technically-differentiated, specialty ingredients to the food, paper and textile industries. The restructuring comes as a result of the rapid growth of its North American food ingredients business, the addition of Penford Australia Limited last year and the changing landscape of the North American paper industry. Penford will relocate corporate headquarters from Bellevue, Washington to Denver, Colorado, a location more central to customers and operations, as well as the base of its fast-growing food ingredients business. Penford anticipates completing the restructuring during the 2002 fiscal year and expects to record a restructuring charge in its second fiscal quarter ending February 28, 2002.

Penford’s board of directors has appointed Thomas D. Malkoski to serve as the new CEO of the Company, as Jeffrey T. Cook, the current president and CEO, will not be relocating to Denver for personal reasons. Malkoski will join Penford effective immediately as its new CEO and as a member of its board of directors, while Cook will remain president until an effective transition is completed. Cook also will continue as a member of Penford’s board of directors.

Malkoski brings extensive branded foods and specialty food ingredients experience to Penford Corporation. He also has significant knowledge in running complex organizations the size of Penford. Malkoski spent the last four years as president and CEO of North American operations for Griffith Laboratories, a specialty food ingredients business. Prior to this, he worked for Chiquita Brands International, successfully managing its Asian and South Pacific operations for several years. Malkoski began his career with Procter and Gamble in 1980 where he progressed to major product category management responsibilities.

Upon being named chief executive officer, Malkoski stated, “I am very pleased to join Penford at this point in its development. Penford has important strategic assets in its market positions, products, and people. We will work aggressively to achieve our strategic objective of building shareholder value by delivering total solutions to our customers through products and services combined with efficient utilization of all resources.”

Cook added, “It’s important that Penford makes these restructuring moves at this time. By relocating corporate headquarters to Denver, we can leverage our unique product advantages in the marketplace more effectively, maximizing the value we can bring to our shareholders, customers and employees. While it is unfortunate that my personal circumstances will not allow me to lead this effort from our new Colorado-based headquarters, I am looking forward to supporting Tom in his new role and watching Penford continue to grow and prosper in the years ahead.”

William G. Parzybok, Jr., chairman of the board of Penford, said, “Jeff has been an excellent, dedicated leader for Penford Corporation handling a variety of responsibilities over the past twenty years. Numerous milestones have been achieved in his tenure as CEO, including the successful acquisition of Penford Australia Limited. The Board is particularly grateful for Jeff’s leadership and strong support in this latest evolution of Penford. We respect his decision to remain in the Seattle area and appreciate his continued commitment to positioning Penford for even greater customer value, focus and market leadership. Penford is also very fortunate to now look to Tom Malkoski to lead the Company’s strategic direction, strengthen its operational efficiencies, and deliver improved shareholder value. Tom’s expertise and experience are major strengths that he brings to the growth opportunities we have at Penford.”

About Penford Corporation

Penford Corporation develops, manufactures and markets specialty natural-based ingredient systems for various applications, including papermaking, textiles and food products.

This press release contains forward-looking statements concerning the Company’s future performance and the benefits of a planned restructuring. There are a variety of factors which could cause actual events to differ materially from those projected in the forward-looking statements such as unanticipated expenses or timing delays associated with this restructuring or the possible ineffectiveness of the restructuring, as well as other factors listed in the Company’s SEC reports, including the report on Form 10-K for the year ended August 31, 2001.